Exhibit 99.1

News Release

NORBORD REPORTS 2016 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

2016 HIGHLIGHTS

•	Adjusted earnings of $2.03 per diluted share, a $2.20 improvement over 2015

•	Adjusted EBITDA of $383 million, a more than threefold increase over 2015

•	North Central benchmark OSB price averaged $269 per Msf, up 29% over 2015

•	Record annual production at seven mills

•	North American operating mills produced at 94% of capacity, up from 88% in 2015

•	Merger synergies target of $45 million (cumulative, annualized) fully captured within 18 months of closing

•	Exchanged Quebec mills with Louisiana-Pacific, swapping Val-d’Or for Chambord

•	Commenced Inverness, Scotland OSB mill modernization and expansion; on-track for start-up in second half of 2017

•	Dual-listed Norbord shares on New York Stock Exchange; ticker symbol changed to “OSB”

TORONTO, ON (February 3, 2017) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $114 million for the fourth quarter of 2016 versus $114 million in the prior quarter and $57 million in the fourth quarter of 2015. For the full year 2016, Norbord recorded Adjusted EBITDA of $383 million compared to $122 million in 2015 on higher North American OSB prices and higher shipment volumes. North American operations generated Adjusted EBITDA of $352 million compared to $95 million in the prior year and European operations delivered Adjusted EBITDA of $41 million versus $38 million in the prior year.

“2016 was an excellent year for Norbord and we more than tripled our Adjusted EBITDA over the prior year,” said Peter Wijnbergen, Norbord’s President and CEO. “US housing starts continued their steady recovery, driving increased North American OSB demand and prices. The fourth quarter of 2016 marked our eighth consecutive quarter of improved results as the seasonal slowdown in construction-related demand was less pronounced than usual. Channel inventories remain lean and demand in all our core markets remains strong, setting us up well as we enter 2017.”

“Norbord’s mills in both North America and Europe continued to deliver strong operational results in 2016, with seven mills setting annual production records. We captured the full $45 million in targeted merger synergies, reflecting the extraordinary effort across our company to quickly integrate Norbord and Ainsworth and realize on the opportunities to reduce costs, optimize sales and logistics, and share best practices.”

“In Europe, our panel business delivered its 27th consecutive quarter of stable Adjusted EBITDA in US dollar terms, despite the post-Brexit translation headwind of a weaker Pound Sterling. OSB is accelerating market share gains versus plywood, driving double-digit demand growth in our key UK and German markets. Our project to modernize and expand the Inverness, Scotland OSB mill to serve this rapidly growing customer demand is on-schedule and within budget for start-up in the second half of this year.”

Norbord recorded Adjusted earnings of $55 million or $0.64 per share (basic and diluted) in the fourth quarter of 2016 versus $58 million or $0.68 per basic share ($0.67 per diluted share) in the third quarter of 2016 and $16 million or $0.19 per share (basic and diluted) in the fourth quarter of 2015. For the full year 2016, the Company recorded Adjusted earnings of $175 million or $2.04 per basic ($2.03 per diluted share) compared to an Adjusted loss of $14 million or $0.17 per share (basic and diluted) in 2015 that included a number of one-time merger-related expenses. Adjusted earnings/losses exclude non-recurring items and use a normalized income tax rate:

$ millions	Q4-2016	Q3-2016	Q4-2015	2016	2015
Earnings (loss)	61	55	13	183	(56)
Adjusted for:
Gain on asset exchange	(16)	—	—	(16)	—
Merger transaction costs	—	—	—	—	8
Costs to achieve merger synergies	1	4	3	8	7
Costs related to High Level fire	—	—	—	1	—
Cost on early debt extinguishment	—	—	—	—	25
Revaluation loss on Ainsworth notes	—	—	—	—	24
Reported income tax expense (recovery)	29	19	6	61	(27)

Adjusted pre-tax earnings (loss)	75	78	22	237	(19)
Income tax (expense) recovery at statutory rate	(20)	(20)	(6)	(62)	5

Adjusted earnings (loss)	55	58	16	175	(14)

Market Conditions

In North America, US housing starts were approximately 1.17 million in 2016, up 5% from 1.11 million in 2015, and the December seasonally-adjusted annualized pace of permits, the more forward-looking indicator, was 1.21 million. Single family starts, which use approximately three times more OSB than multifamily, increased by 9% in 2016. US housing economists are forecasting 2017 starts of approximately 1.25 million, a further 7% year-over-year improvement.

According to APA–The Engineered Wood Association, North American OSB production, which represents demand on the industry’s mills, increased by 7% in 2016 to approximately 21.8 Bsf (3/8-inch basis), or 88% of the industry’s operating capacity. This compares to an estimated operating rate of 83% in 2015.

North American benchmark OSB prices improved significantly as the year progressed as new home construction activity and OSB demand continued to increase. The North Central price ranged from a low of $213 per Msf (7/16-inch basis) in February to a high of $310 in the summer, averaging $269 for 2016, up 29% from $209 in 2015. The table below summarizes benchmark OSB prices ($ per Msf, 7/16-inch basis) by region for the relevant periods:

North American region	% of Norbord’s operating capacity	Q4-2016	Q3-2016	Q4-2015	2016	2015
North Central	16%	285	301	242	269	209
South East	33%	263	256	221	245	187
Western Canada	32%	236	265	204	234	169

In Europe, Norbord’s core panel markets remained strong, with double-digit OSB demand growth in both the UK and Germany. In the UK, where three of Norbord’s four European mills are located, GDP grew at 2%, unemployment dropped below 5% and housing starts activity remained firm. In Germany, Norbord’s largest Continental European market, housing starts increased by 16% representing the eighth consecutive year of growth.

Reported European panel prices in US dollar terms were impacted by the significant devaluation of the Pound Sterling following the “Brexit” referendum in June. In local currency terms, OSB prices in the UK were 5% lower on average but have firmed by about 5% since their post-Brexit lows. On the continent, OSB prices were up slightly on average, after firming in the first half and softening in the second half of 2016. UK particleboard and medium density fibreboard (MDF) prices were 4% lower due to sales mix.

Performance

North American OSB shipments for the fourth quarter were up 9% versus the third quarter and 10% versus the same quarter last year. Shipments for the full year increased 7% compared to the prior year. For the full year, Norbord’s operating OSB mills produced at 94% of capacity (excluding the two curtailed mills in Huguley, Alabama and Chambord, Quebec), up from 88% in 2015 and in line with the increase in shipments. Annual production records were achieved at five of the Company’s North American OSB mills.

Norbord’s full year North American OSB cash production costs per unit decreased 3% versus 2015 due to increased production volume, lower raw material use, lower resin and energy prices, and the weaker Canadian dollar. Although full year average resin prices were lower than the prior year, they trended up modestly in the second half of 2016.

In Europe, shipments increased 2% over the prior year. All European panel mills ran on full operating schedules during the year, excluding maintenance and holiday shutdowns, producing at 99% of capacity in 2016, up from 97% in 2015 and in line with the increase in shipments. Annual production records were achieved at both OSB mills.

Norbord’s mills delivered Margin Improvement Program (MIP) gains of $15 million in 2016, primarily from improved productivity and lower raw material use and despite an offset from higher maintenance-related costs. MIP gains are measured relative to the prior year at constant prices and exchange rates.

By the third quarter of 2016, Norbord had captured the full target of $45 million in cumulative (annual run rate) synergies from the merger, within 18 months of closing. One-time costs of $15 million were incurred to achieve these synergies. In addition to these synergies, the merger is enabling the Company to avoid significant cash outlays it would otherwise incur for capital projects. Norbord estimates this capital cost avoidance at $35 million, which includes utilizing formerly idle assets throughout the Company. As the merger synergies target has been fully realized, Norbord will continue to report progress on continuous improvement initiatives through MIP.

In January 2016, the Board of Directors approved a $135 million investment over the subsequent two years to modernize and expand the Company’s Inverness, Scotland OSB mill. On-site work commenced during the second quarter and the unused second press from the Grande Prairie, Alberta mill was moved to Inverness during the third quarter. Norbord expects the new line to start up in the second half of 2017, with no disruption to existing production capacity in the interim.

Capital investments totaled $101 million in 2016, including $33 million related to the Inverness project, several debottlenecking and cost reduction projects across the Company’s mills, and additional work to rebuild the press line at the curtailed Huguley, Alabama mill. Norbord’s 2017 regular capital expenditure budget is $90 million. In addition, the Company expects to invest most of the remaining $102 million budgeted to complete the Inverness project. A further $30 million will be required to complete the necessary refurbishment work at Huguley, once a decision is made to restart the mill.

Operating working capital decreased by $7 million during the year to $118 million at year-end, primarily due to higher mill profit share attributed to the higher earnings and higher capital expenditure accruals which were partially offset by the impact of higher North American OSB prices and sales volumes on accounts receivable. Working capital continues to be managed at minimal levels across the Company.

At year-end, Norbord had unutilized liquidity of $506 million, consisting of $161 million in cash and $345 million in unused credit lines. The Company’s tangible net worth was $905 million and net debt to total capitalization on a book basis was 41%, with both ratios well within bank covenants. The Company intends to permanently repay its $200 million 7.70% senior secured notes at maturity in February 2017.

Quebec Mill Exchange

On November 3, 2016, the Company closed a transaction with Louisiana-Pacific Corporation (LP) involving the exchange of OSB mills in the province of Quebec. Norbord swapped ownership of its mill in Val-d’Or for LP’s mill in Chambord. Production at both mills has been curtailed for a number of years. The Chambord mill has a stated production capacity of 470 million square feet (3/8-inch basis) and the Val-d’Or mill has a stated production capacity of 340 million square feet (3/8-inch basis). An accounting gain of $12 million (net of tax) was recorded on closing of the transaction.

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on March 21, 2017 to shareholders of record on March 1, 2017.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will continue to receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, CST Trust Company, by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Investor Day

Norbord is holding an Investor Day at its Joanna, South Carolina mill on Thursday, March 2, 2017. The event will feature a mill tour as well as a presentation from members of the senior management team. For safety and operational reasons, attendance and site access will be limited. To register please email Cathy Pett at cathy.pett@norbord.com. The Investor Day presentation will be posted on Norbord’s website on March 2, 2017.

Additional Information

Norbord’s year-end 2016 letter to shareholders, news release, management’s discussion and analysis, annual consolidated audited financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Friday, February 3, 2017 at 11:00 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until March 5, 2017 by dialing 1-888-203-1112 or 647-436-0148 (passcode 9813676 and pin 4941). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Robin Lampard

Chief Financial Officer

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on-track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the February 2, 2017 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2016 Management’s Discussion and Analysis dated February 2, 2017.

Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items, and Adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate, and Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding. Adjusted EBITDA, Adjusted earnings (loss), and Adjusted earnings (loss) per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2016 Management’s Discussion and Analysis dated February 2, 2017 for a quantitative reconciliation of Adjusted EBITDA, Adjusted earnings (loss), and Adjusted earnings (loss) per share to Earnings (the most directly comparable IFRS measure).

Peter Wijnbergen

President & CEO

February 3, 2017

To Our Shareholders:

Fiscal 2016 was a very good year for Norbord as we saw strong operational performance across our portfolio of mills combined with robust market conditions for our products, particularly in North America.

With improving North American OSB demand and prices through most of the year and above-trend pricing through the seasonally slower fourth quarter, we more than tripled our Adjusted EBITDA in 2016. I am pleased to see this strong financial performance reflected in our share price, with our stock up more than 25% year-over-year.

I am also encouraged to see some traction from the dual listing of our shares on the New York Stock Exchange (NYSE) last February. We have seen a steady increase in our trading volumes on the NYSE, reflecting our growing US investor base. Our stock is also garnering increased analyst attention, evidenced by BMO Capital Markets and CIBC World Markets initiating research coverage of Norbord in March.

2016 in Review: Strong Operational Performance, Favourable Market Dynamics

Our prime focus remains the efficient operation of our assets and the prudent stewardship of shareholders’ capital. In 2016, we made continued progress on ‘controlling our controllables’ thanks to the hard work and commitment of our employees:

Production – We increased total production volume by 6%, with annual records at seven of our mills.

Costs – We delivered our full target of $45 million in cumulative annualized synergies within six quarters of our merger with Ainsworth, and continued to deliver Margin Improvement Program savings across our mills.

Growth – We made significant progress with the modernization and expansion of our Inverness mill to serve growing European OSB demand, and expect first production in the second half of 2017. We also completed a strategic mill exchange in Quebec which better aligns our portfolio of northern mills with our business strategy.

Balance sheet – We significantly reduced our financial leverage, decreasing our net debt-to-capitalization ratio by 10% from the prior year, and ending the year with $161 million in cash on our balance sheet and undrawn liquidity lines. Further, we will use our strong cash flow to permanently repay $200 million in debt this month.

Our strong performance was delivered against a backdrop of favourable market dynamics.

North American OSB demand improved through the year, driven by the continued rise in US housing starts and a generally robust economic environment. APA-The Engineered Wood Association data showed that demand on North American OSB mills increased by 7% in 2016. Norbord’s North American OSB shipments also increased by 7% and we saw growth in each of our product categories: commodity, value-added housing, and specialty (including our Asian export volumes). Further, over 75% of our increased sales volume went into value-added and specialty product applications. The benchmark North Central average OSB price increased 29%, which combined with our higher sales volume, drove the lion’s share of our Adjusted EBITDA improvement this year.

Outside of our core North American market, our European business continues to be a stable source of earnings despite the uncertainty created by the ‘Brexit’ referendum in the UK. Panel demand in the UK, our largest market, has continued to grow and the weaker Pound Sterling is making our domestically produced OSB, particleboard and MDF more competitive against imported Continental-produced panels and Asian and South American plywood. Notwithstanding the negative currency translation impact of the weaker Pound, our full year reported European earnings increased over 2015, and Q4 marked the 27th consecutive quarter of at least $10 million in Adjusted EBITDA.

Total 2016 Adjusted EBITDA was $383 million – our best result since 2005. After paying our interest bill, investing more than $100 million in capital projects, paying down $30 million in A/R securitization borrowings and paying out $26 million in dividends to shareholders, we still generated over $150 million in free cash flow during the year.

The one area we fell short in 2016 was our safety performance. While our company-wide incident rate improved considerably over the prior year and we have been making excellent progress on our safety performance over the past decade, two major incidents, including a fatality at our Cowie, Scotland mill, were both devastating and sobering. These incidents serve as a stark reminder that safety is a relentless pursuit and we are never done.

Looking Ahead: Positioning for Growth and Stability

Our aim for the coming year is to build on the strong momentum of 2016 and continue to deliver on our strategy of positioning the Company to benefit from commodity OSB price improvements in the short-term, while reducing earnings volatility in the long-term.

In North America, as long as housing starts continue to grow, additional capacity will be needed to meet customer demand as the year progresses. Norbord’s first priority for incremental capacity continues to be our curtailed Huguley, Alabama mill, where we have made steady but prudent capital investments to prepare for a restart when the time comes. We have rebuilt the press in Huguley and believe we can be ready to put the mill back into production within nine months.

Our second capacity restart option is the result of the recent Quebec mill exchange with Louisiana-Pacific Corporation under which we swapped Val-d’Or for Chambord, both of which are indefinitely curtailed. Chambord is larger and is located closer to key markets, representing a better competitive opportunity for Norbord. We foresee the need to make capital investments prior to restarting production at Chambord and our technical team is currently assessing these needs. This transaction builds on our long-standing presence in Quebec which has seen us invest more than $35 million in our La Sarre mill over the past five years to improve and ensure its long-term competitiveness.

We are also well positioned to meet rapidly growing OSB demand in the UK and Europe, which is underpinned by accelerating substitution away from higher-cost imported plywood. Last January, we announced a $135 million reinvestment to modernize our mill in Inverness, Scotland and nearly double its production capacity. We have made significant progress in the intervening twelve months, including foundations, buildings, heat energy and dryer systems. Further, we shipped the never-used continuous press from our Grande Prairie, Alberta mill over to Scotland and have begun installing it at Inverness. This strategic project remains on budget and on track for completion in record time.

At the same time, we continue to execute on our recent strategy of growing North American specialty products sales to complement our strong commodity products business. We are pursuing several opportunities for increasing the penetration of OSB into industrial and export applications. Further, the focus on reducing the world’s carbon footprint is driving increasing demand for wood building construction, and engineered wood products are well-positioned to capitalize on this trend. Norbord is investing in our sales, marketing and production capabilities to develop new strand-based products and applications to replace higher-cost solid wood, plywood and non-structural wood-based panels.

We believe delivering on our specialty sales and European growth strategy will bring more stability to our volumes and margins over the long-term.

Our strong balance sheet and the robust operating cash flow we generated in the past year has given us the confidence to commit over $400 million for capital investment and debt reduction over the coming year, to set the Company up for the longer-term. In addition to ongoing reinvestment in our mills and the completion of the Inverness expansion, we will deleverage our balance sheet by permanently repaying our 2017 bonds at maturity which will reduce our annual interest payments by $15 million. We also remain committed to our variable dividend policy, which returned cash of $26 million to shareholders last year.

Strong Momentum Going Into 2017

In 2016, we saw clear evidence of how ongoing attention to our operational and capital allocation priorities enables us to benefit from favourable market conditions. There are a number of factors that underpin these conditions in our largest market, the US, including decade-high consumer confidence, low unemployment, low new and existing home inventories and significant pent-up demand for new housing.

We are encouraged by the demand signals we have seen during the traditionally slower winter months. In fact, Q4 marked our eighth consecutive quarter of improved results and our Adjusted EBITDA matched our strong Q3 result. I believe this sets us up for an even stronger year in 2017. The North Central benchmark OSB spot price is currently $42 above its level this time last year.

Our team remains focused on executing on our priorities to deliver long-term value for our shareholders. We believe it is a great time to be invested in Norbord.

Peter C. Wijnbergen

President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “aim,” “build on,” “represent,” “foresee,” “underpin,” “capitalize,” “set up,” “expect,” “believe,” “continue,” “future,” or variations of such words and phrases or negative versions thereof or statements that certain actions “may,” “could,” “must,” “would,” “should,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2016 Management’s Discussion and Analysis dated February 2, 2017.

Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items, and Adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Adjusted EBITDA and Adjusted earnings (loss) are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s 2016 Management’s Discussion and Analysis dated February 2, 2017 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings (loss) to Earnings (the most directly comparable IFRS measure).

Consolidated Balance Sheets

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Assets
Current assets
Cash and cash equivalents	$161	$9
Accounts receivable	141	135
Taxes receivable	—	2
Inventory	185	181
Prepaids	10	10

	497	337
Non-current assets
Property, plant and equipment	1,262	1,260
Intangible assets	22	18
Deferred income tax assets	4	5
Other assets	14	15

	1,302	1,298

	$1,799	$1,635

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$218	$201
Taxes payable	1	2
Current portion of long-term debt	200	—

	419	203
Non-current liabilities
Long-term debt	546	745
Other long-term debt	—	30
Other liabilities	27	31
Deferred income tax liabilities	157	107

	730	913

Shareholders’ equity	650	519

	$1,799	$1,635

Consolidated Statements of Earnings

Years ended December 31 (US $ millions, except per share information)	2016	2015
Sales	$1,766	$1,509
Cost of sales	(1,378)	(1,376)
General and administrative expenses	(14)	(16)
Depreciation and amortization	(94)	(86)

Operating income	280	31

Non-operating (expense) income:
Finance costs	(52)	(55)
Gain on asset exchange	16	—
Foreign exchange loss on Ainsworth Notes	—	(28)
Costs on early debt extinguishment	—	(25)
Gain on derivative financial instrument on Ainsworth Notes	—	4
Merger transaction costs	—	(8)
Severance costs related to Merger	—	(2)

Earnings (loss) before income tax	244	(83)
Income tax (expense) recovery	(61)	27

Earnings (loss)	$183	$(56)

Earnings (loss) per common share
Basic	$2.14	$(0.66)
Diluted	2.13	(0.66)

Consolidated Statements of Comprehensive Income

Years ended December 31 (US $ millions)	2016	2015
Earnings (loss)	$183	$(56)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial gain on post-employment obligation	5	4
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(37)	(52)

Other comprehensive loss, net of tax	(32)	(48)

Comprehensive income (loss)	$151	$(104)

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31 (US $ millions)	2016	2015
Share capital
Balance, beginning of year	$1,334	$1,331
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	7	3

Balance, end of year	$1,341	$1,334

Merger reserve	$(96)	$(96)

Contributed surplus
Balance, beginning of year	$10	$9
Stock-based compensation	1	1
Stock options exercised	(2)	—

Balance, end of year	$9	$10

Retained deficit
Balance, beginning of year	$(559)	$(463)
Earnings (loss)	183	(56)
Common share dividends	(26)	(40)

Balance, end of year(i)	$(402)	$(559)

Accumulated other comprehensive loss
Balance, beginning of year	$(170)	$(122)
Other comprehensive loss	(32)	(48)

Balance, end of year	$(202)	$(170)

Shareholders’ equity	$650	$519

(i) Retained earnings comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings	(139)	(296)

	$(402)	$(559)

Consolidated Statements of Cash Flows

Years ended December 31 (US $ millions)	2016	2015
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)	$183	$(56)
Items not affecting cash:
Depreciation and amortization	94	86
Deferred income tax	57	(25)
Gain on asset exchange	(16)	—
Gain on derivative financial instrument on Ainsworth Notes	—	(4)
Foreign exchange loss on Ainsworth Notes	—	28
Other items	(2)	14

	316	43
Net change in non-cash operating working capital balances	(5)	(21)
Net change in tax receivable	2	2

	313	24

Investing activities
Investment in property, plant and equipment	(95)	(59)
Investment in intangible assets	(6)	(9)
Proceeds received on asset exchange	7	—

	(94)	(68)

Financing activities
Common share dividends paid	(26)	(40)
Accounts receivable securitization (repayments) drawings, net	(30)	30
Issue of common shares	4	2
Issuance of debt	—	315
Debt issue costs	—	(6)
Repayment of debt	—	(315)
Premium on early debt extinguishment of Ainsworth Notes	—	(13)

	(52)	(27)

Foreign exchange revaluation on cash and cash equivalents held	(15)	(12)

Cash and cash equivalents
Increase (decrease) during year	152	(83)
Balance, beginning of year	9	92

Balance, end of year	$161	$9